Synutra International Inc.
15200 Shady Grove Road
Suite 350
Rockville, MD 20850

September 29, 2006

Via Fax and Edgar

United States Securities Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Synutra International, Inc.
FORM 10-KSB
Filed July 29th, 2006
File Number: 000-50601

Dear Mr. Ohsiek:

This letter is in response to your letter of August 11, 2006 to Mr. Liang Zhang regarding the above matter.

Comment 1

Results of operations:

Please revise your disclosure for each period to described and quantify underlying material activities that generate income statement variances between periods. For example, quantify, to the extent practicable, the amount of increase in sales that was attributable to price increases separately from the change attributable to volume increases, and quantify the individual components contributing to the overall increase in selling and distribution expenses, please also describe the nature of supermarket expenses and service expenses.

Revision/Response to Comment 1

We have revised the disclosure as follows:

Sales

Sales for the year ended March 31, 2006 increased by $47,266,777 or 84.4% to $103,186,647 from $55,959,870 for the year ended March 31, 2005. Increase in volume of products sold was due in part to greater market penetration as a result of various measures including changes made by management to incentive programs and policies affecting the Synutra sales system. Such change enhanced sales force productivity through targeted resource allocation down to the store level, and strengthened promotional efforts in the medium sized city markets and rural markets of China by aligning bonuses with sales performance.

Volume of products sold increased to 19,240 tons in the year ended March 31, 2006 from 12,903 tons in the year ended March 31, 2005, resulting in an increase of $27,484,348 in gross

United States Securities and Exchange Commission
September 29, 2006

sales; the average selling price of products increased from $4,337 to $5,363 per ton during the same period, resulting in an increase of $19,742,429 in gross sales. These two factors were responsible for the approximately $47.2 million increase in sales revenues for the year.

Selling and Distribution Expenses

Selling and distribution expenses increased by $4,224,746 or 37.5% to $15,494,007 for the year ended March 31, 2006, as compared to $11,269,262 for the year ended March 31, 2005. The increase in selling and distribution expenses in 2006 as compared to 2005 was a result of increased transportation and travel expenses in proportion to the increase in sales volume, in addition to increases in expenses such as wages. The total compensation to the sales force increased by $2,904,932 from $1,623,507 in the year ended March 31, 2005 to $4,528,439 in the year ended March 31, 2006. In the meantime shipping and handling expenses increased by $845,484 from $1,964,855 in the year ended March 31, 2005 to $2,810,339 in the year ended March 31, 2006; and travel expenses increased by $644,934 from $732,278 in the year ended March 31, 2005 to $1,377,213 in the year ended March 31, 2006.

Comment 2

Financial statements

General

The dollar amount of related party transactions should be disclosed on the face of the financial statements, revise the balance sheets, income statements, and statements of cash flows accordingly to identify related party transactions.

Response to Comment 2

We have revised the financial statements to reflect the comment.

Comment 3

Statements of Change in Shareholders’ Equity, F-6

Revise to present the historical shares of common stock of Vorsatech that were issued and the historical activity in the Common Stock and Additional Paid-in Capital accounts during periods to the merger. You should present the actual number of shares issued in the merger in the period in which it occurred. The balances of reserves, accumulated deficit of Synutra should be carried forward as well, and the accumulated deficit of Vorsatech should be eliminated against Additional Paid-in Capital. Please revise this statement and revise earnings per share also.

Revision/Response to Comment 3

We have revised the financial statements to reflect the comment.

United States Securities and Exchange Commission
September 29, 2006

Comment 4

Notes to Financial Statement

Note 1-Organization and Principal Activities, F-9

We note that you consolidated all six subsidiaries in the financial statements for all period presented; however, disclosure indicates that Synutra held less than a controlling interest in certain of these subsidiaries during these periods. You disclose in the notes to the pre-merger financial statements of Synutra filed in an amended 8-K on August 22, 2005 that during 2003 and 2004, Synutra held minority, majority, and in some cases, no interest in the 6 consolidated subsidiaries. For those companies where no stock was held, they have been consolidated based on significant influence and /or common control. For each of the six subsidiaries included in the consolidated financial statements, as identified in the table in Note 2 of the Form 10-KSB, please explain why it is appropriate for Synutra to have consolidated each of these subsidiaries in its financial statements prior to Synutra obtaining control of the voting equity or other means of control which should be described in full. Please reference the specific literature that supports your position. Please demonstrate that your definition of common control is the same as that described in EITF 02-05 and identify the party or parties who held common control.

Revision/Response to Comment 4

In management‘s opinion, all six subsidiaries were under common control because Synutra International, Inc.’s majority shareholder, Mr. Liang Zhang, Ms. Xiuqing Meng, Mr. Zhang’s wife, and Sheng Zhi Da Diary Group Corporation, a company jointly controlled by Mr. Liang Zhang and Ms. Xiuqing Meng, have control over all of those subsidiary corporations. As of December 31, 2004, Mr. Liang Zhang and Ms. Xiuqing Meng jointly held 86% of voting ownership interest of Sheng Zhi Da Diary Group Corporation. The equity ownerships of the six subsidiaries on December 31, 2004 were as follows:

	(6)	(5)	(4)	(2)	(1)	(3)	(7)
	Sheng Yuan	St. George	Zhang Jia Kou	Cha Bei	Bei An	Luo Bei	Mu Ying
Synutra	40%	25%	60%	0%	40%	0%	0%
Sheng Zhi Da	60%	75%	40%	80%	60%	67%	80%
XiuQing Meng				20%		33%	20%

This definition of common control is consistent with EITF 02-05

Second, all six subsidiaries were consolidated because they are principally engaged in the various stages of the same integrated vertical production chain. (1) Beian Yi Ping Dairy Co., Ltd., (2) Chabei Shengyuan Dairy Co. Ltd., (3) Heilongjiang Luobei Shengyuan Food Co. Ltd., and (4) Zhangjiakou Shengyuan Co. Ltd were engaged in the production and processing of all of Synutra’s products. (5) Qingdao ST George Dairy Co., Ltd. was engaged in the packaging and shipping of all of Synutra’s products. (6) Qingdao Sheng Yuan Dairy Co., Ltd. was engaged in the sales and marketing of all of Synutra’s products. (7) Qingdao Mother and Infant Nutrition Research Company Ltd. was engaged in the research and development of various nutritional

United States Securities and Exchange Commission
September 29, 2006

products for Synutra. Management believes that although Synutra held a majority, minority or even no equity interest in the six subsidiaries, management through the common ownership controlled all of the subsidiaries and that consolidating and presenting the six subsidiaries as one consolidated entity provides better predictive value, increases comparability, and facilitates the investors’ decision making.

Furthermore, the Company believes that in view of the facts surrounding these subsidiaries that they all fell within the definition of a “variable interest entity” as described in FIN 46.Please note that although the assets and liabilities, and the revenues and expenses were consolidated in the financial statements, the net income available to the common shareholders of Synutra was reduced by the minority interest. Therefore, the retained earnings included only that portion of the retained income from the ownership interest in the subsidiaries.

Comment 5

Tell us about the timing and value of services rendered by various consultants and finder that received 2,844,500 shares and 35,000 shares, respectively, in conjunction with the share exchange. These services appear to be transaction costs. Please note that in a recapitalization, costs of the transaction may be charged directly to equity only to the extent of the pre-merger cash balance of all shell (Vorsatech Ventures); any excess amount of transaction costs should be treated as a cost of operations. Based on Vorsatech Ventures’ lack of operations and cash balance of $0 at June 30, 2005, it appears the entire value of the share should be recorded as a cost of operations. Please revise your historical financial statements as necessary.

Revision/Response to Comment 5

We have revised the financial statements to reflect recording as expense the shares issued to various financial consultants and a finder in conjunction with the share exchange.

Comment 6

Note 3-Summary of Principal Accounting Policies

M. Revenue Recognition, F-12

We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g., persuasive evidence of an arrangement is demonstrated via contracts with purchasers). Discuss revenue recognition relating to goods sold to retailers separately from goods sold to distributors.

Revision/Response to Comment 6

The following modifications have been made with regard to revenue recognition policy disclosures:

M. REVENUE RECOGNITION

The Company recognizes revenue from product sales when goods are shipped or delivered and title and risk of ownership pass to the customer. Revenues consist of the invoice

United States Securities and Exchange Commission
September 29, 2006

value of the sale of goods and services net of value added tax, rebates and discounts, certain sales incentives, trade promotions, and product returns. Revenue dilution is accounted for either as reductions in sales in the same period the related sales are recorded, or as provisions with best estimates.

Most of the Company’s mainline product sales are through distributors. The Company’s revenue arrangement with all its distributors requires customer advance payment before shipment and delivery of goods to customers. Under this distributor arrangement, evidenced by purchase order together with advance payment, sales revenue is realized and earned upon shipment and delivery of products to the distributors. The Company applies this revenue recognition policy uniformly to all its mainline products, including all dairy-based pediatric and adult nutritional products. Revenue recognition criteria outlined in the provisions of Staff Accounting Bulletin No. 104, namely, persuasive evidence of arrangement, product delivery, fixed and determinable product prices, and reasonable assurance of collectibility are, therefore, met and self-evident.

Exceptions to cash in advance payment terms are accepted in other business operations, including nutritional supplement ingredients, anhydrous milk fat, non-fat dry milk, and toll packaging and blending services to OEM customers. As of March 31, 2006, the Company had about $2.2 million as a portion of the trade receivables attributable to these other business operations.

A fraction of the Company’s mainline product sales are through supermarket retailers directly. Revenue arrangement with these retailers requires receipt of purchase orders before product shipment and delivery. Similarly, the revenues from retailers are recognized upon shipment or delivery of the goods to the customers under payment terms of the sales contracts which are negotiated with select long term retailer partners, to assure reasonable Collectibility. As of March 31, 2006 the Company had $331,803 in outstanding trade receivables on account of supermarket retailers, as compared to $250,108 on March 31 the year before. These amounts were paid shortly after the yearend according to payment terms agreed.

In the fiscal year ended March 31, 2006, the Company realized and earned close to 98.8% of its total sales revenue of $103 million through its wholesale distributor networks and about 1.2% through a few supermarket retailers. Of the total $56 million sales earned in the 12 months period ended March 31, 2005, about 98.7% was from distributors and about 1.3% from supermarket retailers.

Comment 7

Considering the comment above, please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g. from product returns, inventory credits, and other allowance). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life (or spoilage), and expected introductions of new products that may result in larger than expected return of current products. Discuss to what extent you consider information from external sources (e.g. end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

United States Securities and Exchange Commission
September 29, 2006

Revision/Response to Comment 7

The following modifications have been made to provide further disclosure on critical accounting policies concerning product return estimates and recording and other forms of revenue dilution:

Product returns of any nature are charged against current sales revenues. These include product returns due to manufacturing defects, damages sustained in transportation, and shelf-life expiration. Majority of the Company’s products carry shelf lives of 18 to 24 months. Unsold products with expired shelf life are returned and deducted from sales revenue. In addition to charges recorded for the reporting period, a prudence provision of 1% of revenue of the most recent quarter’s sales is provided for. The management considers this provision sufficient for expected returns based on historical data analysis. In the year ended March 31, 2006 product returns were estimated at approximately $1.4 million, compared with an estimated $2.24 million in the previous year. These amounts were deducted from the reporting period. The decrease in product returns over the reporting periods reflects in part improvements in product handling techniques and materials, in addition to overall product quality enhancement.

The Company has put in place internal control systems to track and assess product returns from store levels on up. Product returns are verified at the source, removed from shelf, and deducted from revenue, and the distributors and retailers involved will be credited the amount of returns for future purchases. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information. Portions of the sales returns are estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.

On top of standard distributor pricing arrangements, the Company provides its larger distributors or sales channel partners with a growth-based incentive mechanism that ties incremental discounts to the levels of incremental sales growth attained in the corresponding calendar year. Qualified discounts are accrued for payment in the quarter immediately following the calendar year (as credits against future distributor payables) during which the sales growth materialized. The cost of this policy is treated as discount and is charged against sales revenue of the corresponding period. In the year ended March 31, 2006, growth based distributor incentive amounted to approximately $1.62 million, compared to about $0.88 million the year ended March 31, 2005.

Most of the Company’s products are shipped upon receipt of payment directly to distributors who assume title of the products immediately and inventory level is therefore considered zero within the distribution channels or processes. No single customer constitutes a significant distributor to the Company by commanding more than 3% of its total sales.

The Company does not employ any sales incentive programs aimed at inducing sales to customers that result in excess inventory levels. The practice of the Company’s standard cash in advance revenue arrangement with distributors also discourages customers from accumulating excessive inventory beyond their normal business needs.

United States Securities and Exchange Commission
September 29, 2006

Comment 8

We note several of your subsidiaries are subject to reduced tax rates or tax holidays for certain periods. For each instance, revise to provide the disclosures required by SAB Topic 11.C.

Revision/Response to Comment 8

Under the Provisional Taxation Regulation of the PRC, income tax is payable by enterprises at a rate of 33% of their taxable income. Subject to this regime, the Company’s aggregate corporate income tax would have been $4,118,784 and $1,305,051 for the year ended March 31, 2006 and 2005, respectively. Some of the Company’s operating subsidiaries in China currently enjoy reduced tax rates or tax holidays which will expire under varying termination schedules. Due to application of such preferential tax policy, the actual corporate income tax was $1,445,677 and $88,355 for the year ended March 31, 2006 and 2005, respectively. The reduced tax rates or tax holidays accorded to the Company resulted in tax savings of $2,673,107 and $1,216,696, respectively. The per share effect of the total tax savings was $0.05 and $0.03 for the year ended March 31, 2006 and 2005, respectively. Qingdao St. George Dairy Co., Ltd. is under such preferential tax treatment until December 31, 2008; Heilongjiang Luobei Sheng Yuan Dairy Co., Ltd. is under such preferential tax treatment until December 31, 2010; Bei’an Yipin Dairy Co., Ltd. is under such preferential tax treatment until December 31, 2009; and Zhangjiakou Sheng Yuan Dairy Co., Ltd. is under such preferential tax treatment until December 31, 2010.

We are concurrently herewith filing a Form 10-KSB/A reflecting the foregoing.

If you have any additional comments or questions, please communicate them to our counsel, David Ficksman as indicated below.

Very truly yours,

Synutra International Inc.

By:  /s/ Liang Zhang

Liang Zhang
Chief Executive Officer

cc:	David Ficksman
Troy & Gould Professional Corporation
1801 Century Park East, 16th Flr.
Los Angeles, CA 90067